SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,
HELD ON DECEMBER 17, 2008.

1. DATE, TIME AND PLACE: December 17, 2008, at 08:00 a.m., on Av. Roque Petroni Junior nº 1464 - 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira – Secretary.

3.  INSTATEMENT: the meeting was opened with the attendance of the undersigned Directors, there being a quorum under the terms of the Articles of Incorporation.

4.  AGENDA AND RESOLUTIONS:

In conformity with article 9 of Law no. 9249/95 and Resolution no. 207/96 of the Brazilian Securities and Exchange Commission (“CVM”), the payment of Interest on Own Capital (“JSCP”) was approved, which Interest shall be paid until December 2009 and shall be deducted from the mandatory dividend.

The credit of Interest on Own Capital in the total gross amount of one hundred and sixty-one million, one hundred and thirteen thousand, two hundred and seventy-five reais (R$ 161,113,275.00) corresponds to R$0.438528010149 per common share and per preferred share.

After deduction of 15% withholding income tax, the aggregate net payment of Interest on Own Capital shall result in one hundred and thirty-six million, nine hundred and forty-six thousand, two hundred and eighty-three reais and seventy-five cnets (R$136,946,283.75), corresponding to R$0.372748808626 per common share and per preferred share, excluding the 1,123,725 preferred shares, held as treasury shares.

The corresponding credit shall be recorded in the Company’s accounting records on 12/30/2008 and the deduction of the JSCP shall be as shown below:

Interest on Own Capital (“JSCP”)	R$ 161,113,275.00
(-) Withholding Income Tax	R$ (24,166,991.25)
Net Amount of JSCP to be deducted from Dividends	R$ 136,946,283.75
Common shares	(amount) 134,150,345
Preferred shares	(amount) 233,245,286
Gross JSCP per Common and Preferred share	R$ 0.438528010149
Net JSCP per Common and Preferred share	R$ 0.372748808626

The payment of Interest on Own Capital may be effected until December 2009.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, and after having been read and approved they were signed by the Directors and by the Secretary, and transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício, Félix Pablo Ivorra Cano; Ignácio Aller Mallo, José Guimarães Monforte; Luiz Kaufmann and Antonio Gonçalves de Oliveira - Directors and Breno Rodrigo Pacheco de Oliveira - Secretary.

This certificate is a faithful copy of the Minutes of the Special Meeting of the Board of Directors held on December 17, 2008, as drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.